DOMINIX, INC.
                         95 BROADHOLLOW ROAD, SUITE 101
                            MELVILLE, NEW YORK 11747

                                                                 January 1, 2004

Mr. Alan Cohen
100-1510 Daly Boulevard
Oceanside, New York  11572

Dear Alan,

         Reference is made to that certain employment agreement dated December 8, 2003 between Dominix, Inc., a Delaware corporation and yourself (the "Employment Agreement"). All defined terms not otherwise defined herein shall have the meanings ascribed to them in the Employment Agreement.

         The Section entitled "Stock Grant" shall be amended and revised to read in its entirety as follows:

The Company shall also grant to you One Hundred Thousand (100,000) shares of restricted common stock of the Company (the "Grant") vesting and deliverable according to the following schedule: 40,000 shares vesting and deliverable post the effectiveness of a reverse split of the Company's common stock, and 20,000 shares each vesting and deliverable following completion of twelve months, eighteen months and twenty-four months from the date of your employment by the Company. You need to be employed at the time of vesting in order for the Shares to be delivered.

         You hereby acknowledge that except as amended herein, all of the terms and conditions of the Employment Agreement remain in full force and effect. Kindly sign in the space provided for below which will evidence your agreement to this amendment to the Employment Agreement.

                                            Very truly yours,

                                            /s/ Raymond Barton
                                            Raymond Barton
                                            Chief Executive Officer

ACCEPTED AND AGREED:

By: /s/ Alan Cohen
    ---------------------
Name: Alan Cohen